Exhibit 99.1

November 16, 2012

Independent Members of the Board of Office Depot, Inc.
Office Depot, Inc.
6600 North Military Trail
Boca Raton, FL 33496

cc:           Neil Austrian, Chairman and Chief Executive Officer

Dear Independent Members of the Board,

Starboard Value LP, together with its affiliates (“Starboard”), currently owns approximately 14.8% of the outstanding common shares of Office Depot, Inc. (“Office Depot” or the “Company”), making us the Company’s largest common shareholder.  As we outlined in our letter on September 17, 2012, and as we have subsequently discussed on multiple occasions with management, we strongly believe that Office Depot is deeply undervalued and that opportunities exist within the control of management and the Board of Directors (the “Board”) to immediately improve operating performance and unlock value for the benefit of all Office Depot shareholders.

We are writing to express our serious concerns with the recent actions taken by the Board, which, in our view, are part of a scheme designed to preserve and entrench the Board at the expense of the shareholders.  On October 24, 2012, the Company adopted a “poison pill” rights plan (the “Poison Pill”) with a 15% ownership limitation.  Clearly, the terms and timing of the adoption of this Poison Pill are not a coincidence.  On October 12, 2012, Starboard amended its Schedule 13D filing to disclose that we had increased our ownership position in Office Depot to 14.8%.

We believe the implementation of the Poison Pill, with a threshold just above our current ownership, is designed specifically to entrench the current Board.  The Poison Pill is clearly a departure from past practice, and while the Company claims the intention is to protect shareholders, the Poison Pill only serves to further entrench the current Board when taking into account the self-serving structure of the Company’s Investor Rights Agreement with BC Partners, Inc. and its affiliates (“BC Partners”).  This agreement, related to the 2009 preferred financing, includes voting provisions that allow the Board to effectively vote securities representing voting interests well in excess of the 15% limitation included in the Poison Pill.

This new measure to implement the Poison Pill, which appears to be directly aimed at Starboard, is highly questionable.  Notably, in our previous public letter, we make no mention of any intention or interest in acquiring Office Depot, nor have we ever made any mention of any interest in acquiring the Company.  The Board’s decision to unilaterally implement a “poison pill” targeted at us under the pretext of protecting against “hostile acquirors” is disingenuous and designed, we believe, to effectively cap our ownership at our current position and limit the voting ability of shareholders, while protecting the status quo.  This action is exceedingly transparent given that the Company’s prior “poison pill” rights plan that expired in 2006 had an ownership limitation of 20%, while the Board unilaterally set the limitation for this “poison pill” at 15% with our ownership at 14.8%.

The Poison Pill is even more troubling and its entrenchment effects even more apparent when analyzed together with the voting agreement provisions under the Company’s Investor Rights Agreement with BC Partners and the dilutive consequences to shareholders’ voting rights as the Board continues to pay in-kind quarterly dividends to BC Partners on its 10% perpetual preferred stock.

Certainly, the Board must have realized the following when approving the Poison Pill:

•
The Board, today, effectively controls 22.2%1 of the Company’s voting power on essentially all business matters and proposals, including the election of directors, because the voting power of BC Partners’ preferred stock is calculated on an as-converted basis2 and BC Partners is required to vote in accordance with the recommendation of the Board.3

•
The voting power of the Company’s common shareholders is significantly diluted by the effective voting power of the Board by virtue of the terms of BC Partners’ preferred stock.  For example, at the Company’s 2013 annual meeting, the Board will likely have voting power of at least 23.1%4 of the outstanding voting stock while the Company’s common shareholders’ voting interest will likely be diluted by approximately 23%.  In other words, at the time of the Company’s 2013 annual meeting, based on the current shares outstanding:

•	a 5% economic stake in the Company’s common shares would only carry a 3.8% voting interest;

•	a 10% economic stake in the Company’s common shares would only carry a 7.7% voting interest; and

•	a 15% economic stake in the Company’s common shares would only carry an 11.5%4 voting interest.

•
Each quarter when the Board decides to pay dividends on its preferred stock in-kind, it is in effect increasing its own voting control over the Company, while diluting the voting power of shareholders even further4.

•
The Poison Pill contains specific exemptions for BC Partners (i) for the acquisition of up to an additional 2% of the outstanding common stock and (ii) for in-kind dividends paid to BC Partners on its preferred stock.

In this way, the Poison Pill is a “double-whammy” against shareholders.  Today, the voting rights of shareholders, which continue to be diluted by the Board as depicted in the table on page 3, are effectively capped at 11.7% under the Poison Pill, while the Board’s effective voting control, which is currently 22.2% of the voting securities outstanding, will further increase as the Board continues to grant BC Partners in-kind dividends on its preferred stock without triggering the Poison Pill.  We note the Company has stated it anticipates paying dividends in-kind for the remainder of 2012 and possibly 2013, thereby potentially increasing the voting power of the Board to an estimated 23.1% while decreasing the maximum voting interest of a common shareholder to 11.5% at the time of the 2013 Annual Meeting.  Further, as specifically permitted under the Poison Pill, if BC Partners buys up to an additional 2% of the outstanding common stock, the Board’s voting power will increase to an estimated 25.1% at the time of the Company’s 2013 annual meeting.

1 Please see the “As-Converted Common Stock Voting Rights” table on page 3.
2 BC Partners’ as-converted common stock voting rights percentage calculated as BC Partners’ as-converted common shares divided by common shares outstanding plus BC Partners’ as-converted common shares.  BC Partners’ as-converted common shares calculated as liquidation preference divided by conversion price of $5.00 per share.
3 According to the Investor Rights Agreement between the Company and BC Partners filed on June 23. 2009, BC Partners must vote all of their voting securities: “in favor of any nominee or director nominated by the Governance Committee…”, “against the removal of any director nominated by the Governance Committee…”, and “with respect to any other business or proposal, in accordance with the recommendation of the Board, other than with respect to the approval of any proposed business combination….”
4 Please see the “As-Converted Common Stock Voting Rights” table on page 3.

As shown in the table above, within the next three years, unless appropriate governance reforms are adopted, the current Board’s voting authority could increase to greater than 30%, while all other common shareholders could be diluted to maximum voting authority of only 10.8%.  The net effect of the Poison Pill therefore is to severely limit shareholder influence over Board composition and other matters, while allowing the Board to maintain and increase its voting control over the Company.  Such clear manipulation and abuse of the corporate machinery should be beneath the level of a corporate board of directors.

While the Board is implementing a “poison pill” to allegedly “protect” the shareholders from a potential acquirer, it is effectively continuing to increase its own creeping acquisition of voting control under the guise of shareholder friendly actions.  The Board argues it wants to protect “against potential acquirers who may seek to take…control of the Company without paying all stockholders a full and fair price,” but in reality, the Board has exempted itself from the “poison pill” in order to continue to take voting control of the Company to the detriment of common shareholders.

Structuring the BC Partners preferred stock in such a manner that allows the Board to effectively control the voting rights, while consequently diluting the voting rights of common shareholders so significantly, demonstrates poor governance in the first place.  Continuing to pay dividends in-kind, which increases the Board’s effective voting control, compounds this governance problem.  Instituting the Poison Pill with a 15% threshold when the Board has, in effect, granted itself voting power of 22.2%5 is inconsistent, self-serving, and unconscionable.  Exempting the preferred stock from the Poison Pill to allow for the continued payments of dividends in-kind, which increases the “creeping control” of the Board while everyone else is limited to a 15% economic interest with far less voting interest, is just egregious.  That you have included an exemption that permits BC Partners to purchase an additional 2% of the stock, which would even further increase the Board’s effective voting control, is outrageous.

It is incumbent upon you, as the independent members of the Board, to immediately re-examine and rectify these appalling corporate governance actions.  We should not have to remind you that your utmost responsibility is to represent the best interests of all shareholders.  If the Board is truly concerned with protecting the best interests of its shareholders, it would take all actions to ensure that the BC Partners preferred stock was voted on a pro-rata basis in accordance with all of the shareholders, not solely in accordance with the recommendations of the Board.6 Only in this manner can the shareholders, as the true owners of the Company, be assured their Company will be governed in accordance with their wishes, not the whims of the incumbent Board.  The Board already has the powerful ability to recommend how shareholders vote on all matters.  The Board should therefore not also be in effective control of such a large voting position while the Board members’ own economic interests are not even close to being aligned with such immense voting power.  This Board has put itself in position to be judge and jury of the Company without commensurate economic risk of ownership.

We note that the Company intends to commence a mailing on or before November 20, 2012 of a “Summary of Rights” and a cover letter to shareholders highlighting aspects of the Poison Pill (the “Cover Letter”), both of which were publicly filed as exhibits to a Form 8-K on November 14, 2012.  Nowhere in this mailing to shareholders is there a description of how the Poison Pill effectively operates to limit shareholders’ voting rights to well under the 15% ownership limitation by virtue of BC Partners’ preferred stock voting mechanics, which effectively transfer voting power from BC Partners to the Board.  The Cover Letter would have shareholders believe that the Company’s Poison Pill is “generally similar” to the shareholder rights agreements adopted at 600 publicly traded companies.  We note that the operation of this Poison Pill is unlike any we have ever seen.  It is evident to us that the Board’s actions have shed further light on the disingenuous actions of the Board in adopting the Poison Pill and give shareholders no reason to believe that the Board is acting in their best interests.

In the press release and Cover Letter, you would have shareholders believe the Poison Pill is designed to protect the rights and investments of your shareholders.  Yet, it appears shareholders in fact require protection from the detrimental effects of the “creeping control” being perpetrated by the Board.

5 Please see the “As-Converted Common Stock Voting Rights” table on page 3.
6 According to the Investor Rights Agreement between the Company and BC Partners filed on June 23. 2009, BC Partners must vote all of their voting securities: “in favor of any nominee or director nominated by the Governance Committee…”, “against the removal of any director nominated by the Governance Committee…”, and “with respect to any other business or proposal, in accordance with the recommendation of the Board, other than with respect to the approval of any proposed business combination….”

The Company argues that the Poison Pill “will enable all stockholders to realize the long-term value of their investment by safeguarding the Board’s ability to continue to evaluate and take actions that are designed to create value for all stockholders.” (emphasis added)

This statement is quite troubling.  By stating that the purpose of the Poison Pill is “… safeguarding the Board’s ability to continue…” how can anyone possibly infer any other meaning to this statement than that the purpose of the Poison Pill is to entrench the current Board? This statement flies in the face of good corporate governance and represents the concept of entrenchment at its very core.  It is the right of any shareholder to nominate and vote to elect board members whom they believe will represent their best interests.

To remedy this clear failure of proper corporate governance, we would expect the Board to immediately:

(i)
Take any actions necessary to ensure that BC Partners’ preferred stock votes on a pro-rata basis in accordance with all shareholders, not solely in accordance with the recommendation of the Board; and7

(ii)	Revoke the ill-advised Poison Pill.

In addition to implementing the Poison Pill, Office Depot also recently responded to our previous public letter outlining several initiatives the Company should pursue to dramatically improve its operating performance and valuation.  The Company committed to certain cost reduction and profitability targets that it expects to achieve based on a number of the opportunities we highlighted in our letter.  However, we firmly believe that the initiatives and financial targets committed to by the Company fall well short, in terms of both magnitude and urgency, of the substantial opportunities within the control of management and the Board to dramatically improve performance and value at Office Depot.  Over the coming weeks, we will share additional thoughts on these and other matters.

As the Company’s largest common shareholder, we are gravely concerned with the poor corporate governance at Office Depot.  Our interests are directly aligned with all shareholders.  We remain open to discussing ways in which we can work constructively with management and the Board to ensure that Office Depot is appropriately governed and run with the best interests of all shareholders as the primary objective.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Starboard Value LP

7 According to the Investor Rights Agreement between the Company and BC Partners filed on June 23. 2009, BC Partners must vote all of their voting securities: “in favor of any nominee or director nominated by the Governance Committee…”, “against the removal of any director nominated by the Governance Committee…”, and “with respect to any other business or proposal, in accordance with the recommendation of the Board, other than with respect to the approval of any proposed business combination….”